UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Triloma EIG Global Energy Term Fund I
(Name of Issuer)

Common Shares, par value $.001
(Title of Class of Securities)

89620U 106
(CUSIP Number)

Robert L. Vitale
EIG Management Company, LLC
1700 Pennsylvania Ave. NW
Suite 800
Washington, DC 20006
(202) 600-3304

with a copy to:
Richard Horowitz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Brian Gilmore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common shares, par value $.001 (“Common Shares”), of Triloma EIG Global Energy Term Fund I, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is 201 North New York Avenue, Suite 250, Winter Park, FL 32789.

Item 2.	Identity and Background.

	(a)	This statement is filed on behalf of Brian Gilmore (the “Reporting Person”).

	(b)	The business address of Mr. Gilmore is 1700 Pennsylvania Avenue NW, Suite 800, Washington, DC 20006.

	(c)	Mr. Gilmore is a trustee of the Issuer.

	(d)	During the last five years, Mr. Gilmore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Gilmore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Mr. Gilmore is a citizen of the United States of America.

Item 3.		Source and Amound of Funds.

The Reporting Person used approximately $75,000 in the aggregate to purchase the Common Shares reported in this Schedule 13D.

Item 4.	Purposes of Transaction.

The Reporting Person acquired the Common Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Person acquired the Common Shares because he believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Trustees, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Trustees, price levels of the Common Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of his Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Immediately following the transactions described herein, the Reporting Person may be deemed to be the beneficial owner of 3,000 shares of Common Shares, representing 7.5% of the total issued and outstanding shares of Common Shares.  All percentages set forth in this statement on Schedule 13D are based upon the 39,983.583 shares of Common Shares issued and outstanding as of the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except for the matters described herein, Mr. Gilmore has no contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2016

By:	/s/ Gilmore Gilmore
Brian Gilmore